Exhibit 99.1

Condensed consolidated income statement (unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
£000s (except per share information)	'£000s	'£000s	'£000s	'£000s
Revenue	3,371	3,156	12,736	9,001
Cost of sales	(2,394)	(2,052)	(7,021)	(5,414)
Gross profit	977	1,104	5,715	3,587
Research and development expenses	(8,771)	(7,916)	(27,206)	(23,541)
General and administrative expenses	(5,827)	(5,472)	(16,141)	(14,597)
Operating loss	(13,621)	(12,284)	(37,632)	(34,551)
Finance and other expenses	(34)	(64)	(34)	(86)
Finance and other income	4,329	296	5,348	8
Loss for the period before taxation	(9,326)	(12,052)	(32,318)	(34,629)
Taxation	2,223	2,123	5,592	4,653
Loss for the period after taxation	(7,103)	(9,929)	(26,726)	(29,976)
Loss per ordinary equity share (basic and diluted)	(7.2) pence	(11.1) pence	(28.8) pence	(33.8) pence

Condensed consolidated statement of comprehensive income (unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	£000s	£000s	£000s	£000s
Loss for the period after taxation	(7,103)	(9,929)	(26,726)	(29,976)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations	505	18	687	(434)
Total other comprehensive income/(expense) for the period	505	18	687	(434)
Total comprehensive expense for the period	(6,598)	(9,911)	(26,039)	(30,410)

Condensed consolidated balance sheet (unaudited)

	September 30, 2022	December 31, 2021
	£000s	£000s
Non-current assets
Property, plant and equipment	2,319	1,944
Goodwill	7,958	7,592
Other intangible assets	20	24
Financial assets at amortized cost	284	301
	10,581	9,861
Current assets
Cash and cash equivalents	90,017	73,537
R&D tax credit receivable	12,966	6,945
Other current assets	10,343	5,520
Trade receivables	130	331
	113,456	86,333
Non-current liabilities
Contract liabilities	(63,973)	(72,501)
	(63,973)	(72,501)
Current liabilities
Contract liabilities	(10,624)	(4,247)
Trade and other payables	(14,810)	(10,783)
Lease liability	(499)	(137)
	(25,933)	(15,167)
Net(liabilities)/assets	34,131	8,526
Capital and reserves attributable to the owners of the parent
Share capital	5,384	4,489
Capital reserves	276,163	225,462
Translation reserve	2,228	1,541
Accumulated losses	(249,644)	(222,966)
Total shareholders (deficit)/equity	34,131	8,526

Condensed consolidated statement of changes in equity (unaudited)

Nine months ended September 30, 2021
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2021	4,165	186,891	2,218	(184,215)	9,059
Recognition of share-based payments	-	6,790	-	-	6,790
Options exercised in the period	-	(641)	-	641	-
Proceeds from shares issued	324	30,597	-	-	30,921
Transactions with owners recognized directly in equity	324	36,746	-	641	37,711
Loss for period	-	-	-	(29,976)	(29,976)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	(434)	-	(434)
Total comprehensive expense for the period	-	-	(434)	(29,976)	(30,410)
At September 30, 2021	4,489	223,637	1,784	(213,550)	16,360

Nine months ended September 30, 2022
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2022	4,489	225,462	1,541	(222,966)	8,526
Recognition of share-based payments	-	8,527	-	-	8,527
Options exercised in the period	-	(48)	-	48	-
Proceeds from shares issued	895	42,222	-	-	43,117
Transactions with owners recognized directly in equity	895	50,701	-	48	51,644
Loss for period	-	-	-	(26,726)	(26,726)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	687	-	687
Total comprehensive expense for the period	-	-	687	(26,726)	(26,039)
At September 30, 2022	5,384	276,163	2,228	(249,644)	34,131

Condensed consolidated statement of cash flows (unaudited)

	Nine months ended
	September 30, 2022	September 30, 2021
	£000s	£000s
Cash flow from operating activities
Loss before tax	(32,318)	(34,629)
Depreciation charges	337	347
Amortization charges	4	14
Charge for the period in respect of share-based payments	8,527	6,790
Net foreign exchange (gain)	(228)	(226)
Finance and other expenses	-	86
Finance and other income	(5,348)	(8)
Decrease in trade and other receivables	201	29,306
(Increase)/decrease in other current assets	(4,823)	1,735
Increase in trade and other payables	3,751	1,044
Decrease in derivative financial instrument	-	1,492
(Decrease) in contract liabilities	(2,151)	(1,351)
Cash spent on operations	(32,048)	4,600
R&D tax credits received	-	4,411
Net cash outflow from operating activities	(32,048)	9,011
Cash flow from investing activities
Redemption of financial assets at amortized cost – term deposits	-	5,000
Interest received	9	8
Purchase of property, plant and equipment	(137)	(784)
Net cash outflow from investing activities	(128)	4,224
Cash flow from financing activities
Repayment of lease liabilities	(112)	(210)
Proceeds from issue of share capital	43,117	30,921
Net cash inflow from financing activities	43,005	30,711
Increase in cash and cash equivalents	10,829	43,946
Cash and cash equivalents at start of year	73,537	27,449
Effect of exchange rate fluctuations on cash and cash equivalents held	5,651	74
Cash and cash equivalents at end of period	90,017	71,469

Notes to the financial statements

Three months and nine months ended September 30, 2022

1.	General information

Silence Therapeutics plc and its subsidiaries (together the ‘Group’) are primarily involved in the discovery, delivery and development of RNA therapeutics. Silence Therapeutics plc (the ‘Company’), a public company limited by shares registered in England and Wales, with company number 02992058, is the Group’s ultimate parent company. The Company’s registered office is 27 Eastcastle Street, London, W1W 8DH and the principal place of business is 72 Hammersmith Road, London, W14 8TH.

These condensed consolidated interim financial statements were approved for issue on November 10, 2022.

These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2021, were approved by the board of directors on May 12, 2022 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under section 498 of the Companies Act 2006. It did, however, draw attention to the significant doubt in respect of the Company’s going concern.

The financial statements have not been reviewed or audited.

Basis of preparation and accounting policies

This condensed consolidated interim financial report for the three-month and nine-month reporting periods ended September 30, 2022 has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB).

The interim report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2021, which was prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period exception for the estimation of income tax (see note 8).

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results might differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty are disclosed in the ‘Critical Accounting Policies, Judgments and Estimates’ section beginning on page 20.

Out of period adjustment

During the preparation of the condensed consolidated financial statements for the nine months ended September 30, 2022, management identified an immaterial prior period accounting misstatement related to the allocation of non-cash share-based compensation expense between research and development and general and administrative expenses. The misallocation resulted in an overstatement of research and development expenses of £1.1 million and understatement of general and administrative expenses of £1.1 million for the three months ended June 30, 2022.  The misallocation did not impact the overall comprehensive loss of the Company or the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity or the condensed consolidated statement of cash flows.  We also concluded this adjustment was not material to the interim condensed consolidated financial statements (unaudited) for either the current or prior periods.

2. Going concern

The Company has incurred recurring losses since inception, including net losses of £26.7 million for the nine months ended September 30, 2022. As of September 30, 2022, the Company had accumulated losses of £249.6 million and cash outflows from operating activities.

The Company expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.

To date, the Company has funded its operations through upfront payments and milestones from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. During 2021, the Company received $40.0 million (£30.8 million) of the upfront payments in respect of the AstraZeneca plc, or AstraZeneca, collaboration, $45.0 million from a private placement of American Depositary Shares, or ADSs (approximately $42.0 million / £30.8 million, net of expenses) and an approximately $16.0 million (£10.7 million) upfront payment (net of taxes withheld, based on the exchange rate at the payment date), related to the Hansoh Pharmaceutical Group Company Limited or Hansoh, collaboration executed on October 14, 2021.  In August 2022, the Company raised additional funds through a registered direct offering with aggregate gross proceeds of $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in placement agent fees and other expenses. As of September 30, 2022, the Company had cash and cash equivalents of £90.0 million (approximately $113.3 million).

The Company believes that its current cash and cash equivalents are sufficient to fund its operating expenses through early 2024. For this reason, the Company continues to adopt the going concern basis in preparing the financial statements.

3. Revenue

Revenue from collaboration agreements for the three and nine months ended September 30, 2022 predominately relates to the research collaboration agreements the Company entered into with Mallinckrodt in July 2019 and AstraZeneca in March 2020.

Revenue for the nine months ended September 30, 2022 comprised £12.3 million of research collaboration income (nine months ended September 30, 2021: £8.7 million) and £0.4 million of royalty income (nine months ended September 30, 2021: £0.3 million).

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	£000s	£000s	£000s	£000s
Revenue from Contracts with Customers
Research collaboration - Mallinckrodt	2,402	2,574	9,481	6,362
Research collaboration - AstraZeneca	786	506	2,756	1,777
Research collaboration - Other	31	(29)	80	589
Research collaboration - total	3,219	3,051	12,317	8,728
Royalties	152	105	419	273
Total revenue from contracts with customers	3,371	3,156	12,736	9,001

Under the Company’s collaboration agreement with Mallinckrodt, the Company received an upfront cash payment of £16.4 million ($20 million) in 2019 and is eligible to receive specified development, regulatory and commercial milestone payments. During the nine months ended September 30, 2022 the Company received milestone payments totalling £2.2 million or $3.0 million (nine months ended September 30, 2021: £2.9 million). In addition to these payments, Mallinckrodt has agreed to fund some of the Company’s research personnel and preclinical development costs. The Company recognizes the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September

30, 2022, the Company recognized a total of £9.5 million in revenue under this agreement (nine months ended September 30, 2021: £6.4 million).

Under the Company’s collaboration agreement with AstraZeneca, the Company received an upfront cash payment of £17.1 million ($20.0 million) in 2020 with a further amount of £30.8 million ($40.0 million) received in May 2021. The Company is also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2022, the Company recognized a total of £2.8 million in revenue under this agreement (nine months ended September 30, 2021: £1.8 million).

The Company entered into a collaboration agreement with Hansoh on October 14, 2021. The Company received an approximately $16.0 million (£10.7 million, net of taxes based on the exchange rate at the payment date) upfront payment in December 2021. The Company is eligible to receive development, regulatory and commercial milestones as well as royalties on Hansoh net product sales. During the nine months ended September 30, 2022, the Company triggered milestone payments totalling $2.0 million (£1.5 million) (nine months ended September 30, 2021: £nil). The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2022, the Company recognized a total of £80 thousand in revenue under this agreement (nine months ended September 30, 2021: £nil).

In December 2018, the Company entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which the Company settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, the Company licenses specified patents to Alnylam, and Alnylam pays the Company a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. The Company is eligible to receive these royalties through December 2023. The Company invoices Alnylam quarterly in arrears based on sales data for that quarter as reported to the Company by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the nine months ended September 30, 2022, the Company recognized a total of £0.4 million in royalty income from Alnylam (nine months ended September 30, 2021: £0.3 million).

4. Segment reporting

In 2022, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified the Chief Executive Officer as the chief operating decision maker, or CODM. For the nine months ended September 30, 2022 and 2021, the CODM determined that the Group had one business segment, the development of RNAi-based medicines. This is consistent with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

An analysis of the Group’s assets and revenues by location is shown below:

	U.S.	U.K.	Germany	Total
	£000s	£000s	£000s	£000s
Non-current assets
As at December 31, 2021	17	516	9,328	9,861
As at September 30, 2022	-	915	9,666	10,581

Revenue analysis for the nine months ended September 30, 2021
Research collaboration	-	8,728	-	8,728
Royalties	-	-	273	273
	-	8,728	273	9,001

Revenue analysis for the nine months ended September 30, 2022
Research collaboration	-	12,317	-	12,317
Royalties	-	-	419	419
	-	12,317	419	12,736

5. Loss per ordinary equity share (basic and diluted)

The calculation of the loss per share is based on the loss for the three months ended September 30, 2022 after taxation of £7.1 million (three months ended September 30, 2021: loss of £10.0 million) and on the weighted average ordinary shares in issue during the three months ended September 30, 2022 of 98,740,535 (three months ended September 30, 2021: 89,740,014).

The calculation of the loss per share is based on the loss for the nine months ended September 30, 2022 after taxation of £26.7 million (nine months ended September 30, 2021: loss of £30.0 million) and on the weighted average ordinary shares in issue during the nine months ended September 30, 2022 of 92,806,662 (nine months ended September 30, 2021: 88,670,141).

The options outstanding at September 30, 2022 and September 30, 2021 are considered to be anti-dilutive as the Group is loss-making.

6. Goodwill

	September 30, 2022	December 31, 2021
	£000s	£000s
Balance at start of the period	7,592	8,125
Translation adjustment	366	(533)
Balance at end of the period	7,958	7,592

7. Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt, AstraZeneca and Hansoh research collaborations. The current contract liabilities represent the amount of estimated revenue to be reported in the next 12 months related to amounts invoiced to our partners. Current and non-current contract liabilities include future revenue from collaboration recharged expenses, upfront payments, and milestones achieved to September 30, 2022.

	September 30, 2022	December 31, 2021
	£000s	£000s
Contract liabilities:
Current	10,624	4,247
Non-current	63,973	72,501
Total contract liabilities	74,597	76,748

	Total
	£000s
Contract liabilities:
At January 1, 2021	68,379
Additions during period	7,377
Revenue unwound during period	(8,728)
At September 30, 2021	67,028

At January 1, 2022	76,748
Additions during period	10,166
Revenue unwound during period	(12,317)
At September 30, 2022	74,597

8. Taxation

An additional £2.3 million current tax asset was recognized in respect of research and development tax credits in the three months ended September 30, 2022 (three months ended September 30, 2021: £2.1 million). The Company had a foreign tax expense of £0.1 million for the three months ended September 30, 2022 (three months ended September 30, 2021: £nil).

A £6.0 million current tax asset was recognized in respect of research and development tax credits in the nine months ended September 30, 2022 (nine months ended September 30, 2021: £3.8 million). In the nine months ended September 30, 2022, a £0.2 million tax expense was recognized on withholding tax. Since the Group does not have an establishment or place of business in China, the Group is subject to withholding tax on gross income from dividends, interest, lease of property, royalties and other China-source passive income. In 2021, the Group entered into a collaboration agreement with Hansoh, a biopharmaceutical company in China, and received a milestone payment of £1.5 million ($2.0 million) in April 2022, which required withholding tax of £0.2 million (three months ended September 30, 2021: £nil). The Company had a foreign tax expense of £0.3 million for the nine months ended September 30, 2022 (nine months ended September 30, 2021: £nil).

The current tax asset at September 30, 2022 is comprised of £6.0 million in respect of research and development activity for the nine months ended September 30, 2022 and £6.9 million in respect of the year ended December 31, 2021.

9. Capital reserves

Nine months ended September 30, 2021

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2021	153,734	22,248	5,715	5,194	186,891
Shares issued	32,585	-	-	-	32,585
On options in issue during the period	-	-	7,090	-	7,090
On vested options lapsed during the period	-	-	(300)	-	(300)
On options exercised during the period	459	-	(641)	-	(182)
Costs capitalized in respect of issuance of shares during the period	(2,447)	-	-	-	(2,447)
Movement in the period	30,597	-	6,149	-	36,746
At September 30, 2021	184,331	22,248	11,864	5,194	223,637

Nine months ended September 30, 2022

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2022	184,332	22,248	13,688	5,194	225,462
Shares issued	45,532	-	-	-	45,532
On options in issue during the period	-	-	8,527	-	8,527
On options exercised during the period	38	-	(48)	-	(10)
Costs capitalized in respect of issuance of shares during the period	(3,348)	-	-	-	(3,348)
Movement in the period	42,222	-	8,479	-	50,701
At September 30, 2022	226,554	22,248	22,167	5,194	276,163

	September 30, 2022	December 31, 2021
	£000s	£000s
Authorized, allotted, called up and fully paid ordinary shares, par value £0.05	5,384	4,489

Number of shares in issue	107,680,012	89,784,720
Number of ADS in issue	35,893,337	29,928,240

The Group has only one class of shares. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

On February 5, 2021 the Group announced a private placement of 2,022,218 of the Company’s ADSs, each representing three ordinary shares, at a price of $22.50 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was $45 million (approximately £33 million) before deducting approximately £2.4 million in placement agent fees and other expenses.

On October 15, 2021, the Company filed a registration statement on Form F-3 with the SEC to cover the offering, issuance and sale of securities from time to time in one or more offerings. The aggregate initial offering price is not to exceed $300,000,000, which includes a sale of up to a maximum aggregate offering price of $100,000,000 of ADSs that may be issued and sold under an Open Market Sale Agreement, dated October 15, 2021, with Jefferies LLC.

On November 29, 2021, the Company completed delisting from AIM. As a result, the Company converted the existing employee share options to ADSs which represents three ordinary shares and the exercise price was also converted to represent an ADS price at an exchange rate equal to the average of the last five business trading days currency conversion of sterling pounds to US dollars, which was 1.334058 sterling pounds to 1 US dollar. This was not a modification of the existing share option grants, as the value and timing of the grants was unchanged.

On August 11, 2022 the Group announced a registered direct offering (“Offering”) of 5,950,000 of the Company’s ADSs, each representing three ordinary shares, at a price of $9.50 per ADS, with new and existing institutional and accredited investors. The aggregate gross proceeds of the Offering was $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in placement agent fees and other expenses.

Details of the shares issued by the Company during the nine months ended September 30, 2022 are as follows:

Number of shares in issue at January 1, 2021	83,306,259
Shares issued during the period	6,066,654
Options exercised at £0.05	59,114
Options exercised at £0.60	80,302
Options exercised at £1.06	25,000
Options exercised at £1.90	198,119
Options exercised at £0.05	10,407
Options exercised at £0.60	31,145
Number of shares in issue at September 30, 2021	89,777,000

The below reflects USD exercise prices of exercised options over ADSs (converted to ordinary shares in a 3:1 ratio) following delisting from AIM on November 29, 2021.
Number of ordinary shares in issue at January 1, 2022	89,784,720
Shares issued during the period	17,850,000
Options exercised at $0.20/ADS or $0.07/ordinary share	21,292
Options exercised at $5.88/ADS or $1.96/ordinary share	24,000
Number of ordinary shares in issue at September 30, 2022	107,680,012

10. Related party transactions

Since January 1, 2022, the Company has engaged in the following transactions with its directors, executive officers or holders of more than 10% of its outstanding share capital and their affiliates, which the Company refers to as its related parties.

In 2022, the Company agreed to pay Gladstone Consultancy Partnership, a company controlled by the Company’s Non-Executive Chairman, £7,500 (plus any applicable value-added tax) per month from February 1, 2022 until September 30, 2022 for consulting and advisory services to be provided by Iain Ross. Key management are considered to be Directors of the Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with our unaudited financial statements as of and for the three and nine months ended September 30, 2022 and the related notes to those financial statements included as Exhibit 99.1 to this Report on Form 6-K.

The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in Exhibit 99.1 to this Report on Form 6-K. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Silence Therapeutics plc (“we”, “us”, “our”, “the Company” or “Silence”) is a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced, and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform consists of precision engineered product candidates designed to accurately target and ‘silence’ specific disease-associated genes in the liver, which represents a substantial opportunity. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: hematology, cardiovascular disease, and rare diseases.

SLN360, a siRNA targeting the liver expressed LPA gene, is our wholly owned product candidate in clinical development to reduce high levels of lipoprotein(a), or Lp(a), a genetically determined cardiovascular risk factor affecting up to 20% of the world’s population. In February 2022, we reported positive results from the APOLLO phase 1 single-ascending dose study of SLN360 in 32 healthy adults with high Lp(a) defined as ≥150 nmol/L (or ≥ 60 mg/dL). The study showed SLN360 significantly lowered Lp(a) levels up to 96% and 98% at the two highest dose levels, with reductions of up to 70% and 81% persisting at 150 days. SLN360 was well tolerated with no serious safety concerns reported. The multiple-ascending dose portion of the APOLLO phase 1 study in adults with stable atherosclerotic cardiovascular disease (ASCVD) and high Lp(a) is ongoing and expected to readout in 2023. We plan to start the SLN360 phase 2 ASCVD study in the fourth quarter of 2022. SLN124, a siRNA targeting the liver expressed TMPRSS6 gene, is our wholly owned product candidate that has shown the potential to address a range of hematological conditions by modulating endogenous hepcidin, a peptide hormone that is the master regulator of systemic iron balance. SLN124 is being evaluated in the GEMINI II phase 1 study in patients with non-transfusion dependent thalassemia. We announced preliminary results from the single dose arm of the GEMINI II study in September 2022 which evaluated the safety and tolerability of SLN124 in alpha/beta-thalassemia patients. Following a single dose, there were no serious adverse events, severe treatment emergent adverse events (TEAEs) that were SLN124 related or TEAEs leading to withdrawal. No dose limiting toxicities or drug related liver injury were observed. Pharmacokinetic (PK) parameters and pharmacodynamic (PD) biomarkers of iron metabolism are being evaluated in the ongoing multiple dose arm of the study which is anticipated to readout next year. In the GEMINI phase 1 study in healthy volunteers, SLN124 demonstrated proof of mechanism and was generally well tolerated. We plan to start a phase 1/2 study of SLN124 in polycythemia vera, or PV, in the fourth quarter of 2022. SLN124 has rare pediatric disease and orphan drug designations for beta-thalassemia as well as orphan drug designation and FDA Fast Track Designation for PV.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca plc, or AstraZeneca, Mallinckrodt plc, or Mallinckrodt and Hansoh Pharmaceutical Group Company Limited, or Hansoh. These collaborations collectively represent up to 16 pipeline programs and approximately $7.5 billion in potential milestones plus royalties. We aim to maximize the substantial opportunity of our mRNAi GOLD™ platform to address genetic diseases in the liver by advancing both our proprietary and partnered pipelines.

Recent Corporate Highlights

Proprietary Pipeline Updates

•	In September 2022, we received FDA Fast Track Designation for SLN124 for the treatment of PV.
•	In September 2022, we reported preliminary single dose results from the SLN124 GEMINI II phase 1 study in non-transfusion dependent thalassemia patients.
o	Data showed no serious adverse events (“AEs”), no severe treatment emergent AEs that were SLN124 related and no TEAEs leading to withdrawal.
o	No dose limiting toxicities or drug related liver injury were observed.
•

In November 2022, we presented a new analysis from the APOLLO phase 1 single dose study of SLN360 in healthy adults with high lipoprotein(a), a key genetic risk factor for cardiovascular disease, in a moderated poster session at the American Heart Association (“AHA”) 2022 Annual Meeting.

o

Assessment showed participants who received a single dose of SLN360 maintained median Lp(a) reductions over 80% over a five-month period. Additionally, extension data to day 365 showed no new drug related safety findings.

Anticipated 2022 Milestones

•	SLN360 phase 2 study in ASCVD patients with high Lp(a) expected to start by year end 2022.
•	SLN124 phase 1/2 study in PV patients expected to start by year end 2022.

Collaboration Agreement with AstraZeneca

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. Under this agreement, AstraZeneca made an upfront cash payment to us of £17.1 million in May 2020 (equivalent to $20.0 million as of the payment date) with a further £30.8 million ($40.0 million) received in May 2021. In March 2020, an affiliate of AstraZeneca also subscribed for 4,276,580 new ordinary shares for an aggregate subscription price of $20.0 million.

We anticipate initiating work on five targets in the early stages of the collaboration, with AstraZeneca having the option to extend the collaboration to an additional five targets. AstraZeneca has agreed to pay us a $10.0 million option fee at the point of candidate nomination for each target. For each target selected, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

We continue to advance the research and development workplans for each identified target as scheduled and agreed to with our collaboration partner.

Collaboration Agreement with Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt Pharma IP Trading DAC, a wholly owned subsidiary of Mallinckrodt plc, to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets from us. Mallinckrodt exercised options to license two additional complement targets from us in July 2020.

While we are responsible for the phase 1 clinical trial in each case, Mallinckrodt will be funding all of our research personnel costs on a full-time equivalent, or FTE, basis associated with preparing for and conducting the phase 1 clinical trials. We are also responsible for the provision of drug product for preclinical activities and for the phase 1 clinical trials, but any manufacturing expense relating to the phase 1 trial will be paid for by Mallinckrodt. After completion of the phase 1 clinical trials, Mallinckrodt will assume clinical development and responsibility for potential global commercialization.

The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100.0 million for the initial complement C3 target and up to $140.0 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program. We received a research milestone payment of $2.0 million in October 2019 upon the initiation of work for the first complement C3 target. In September 2020, we received another $2.0 million research milestone payment following the initiation of work on a second complement target. In February 2021, we initiated work on the third complement target which triggered another $2.0 million research milestone payment. In April 2021, we received a $2.0 million research milestone for the initiation of the toxicology study for the SLN501 C3 targeting program. We achieved another $3.0 million research milestone following the submission of the SLN501 clinical trial application in March 2022.

In connection with the execution of this agreement, Mallinckrodt made an upfront cash payment in 2019 of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt plc, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date).

We continue to advance the research and development workplans for each identified target as scheduled and agreed to with our collaboration partner.

Collaboration Agreement with Hansoh

In October 2021, we entered into a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging our proprietary mRNAi GOLD™ platform. Under the terms of the agreement, Hansoh has the exclusive option to license rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies. We retain exclusive rights for those two targets in all other territories. We are responsible for all activities up to option exercise and retain responsibility for development outside the China region post phase 1 studies. Hansoh has the exclusive option to license global rights to a third target at the point of IND filing. Hansoh is responsible for all development activities post option exercise for the third target. Hansoh made a $16.0 million upfront payment to us in December 2021. We achieved an undisclosed preclinical milestone in April 2022 which triggered our first $2.0 million milestone payment from Hansoh. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We are also eligible to receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

We continue to advance the research and development workplans for each identified target as scheduled and agreed to with our collaboration partner.

Financial Operations Overview

Revenue

We do not have any approved products. Accordingly, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global strategic collaborations with third parties.

Under the Company’s collaboration agreement with Mallinckrodt, the Company received an upfront cash payment of £16.4 million ($20.0 million) in 2019 and is eligible to receive specified development, regulatory and commercial milestone payments. During the nine months ended September 30, 2022 the Company received milestone payments totalling £2.2 million or $3 million (nine months ended September 30, 2021: £2.9 million). In addition to these payments, Mallinckrodt has agreed to fund some of the Company’s research personnel and preclinical development costs. The Company recognizes the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2022, the Company recognized a total of £9.5 million in revenue under this agreement (nine months ended September 30, 2021: £6.4 million).

Under the Company’s collaboration agreement with AstraZeneca, the Company received an upfront cash payment of £17.1 million ($20.0 million) in 2020 with a further amount of £30.8 million ($40.0 million) received in May 2021. The Company is also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2022, the Company recognized a total of £2.8 million in revenue under this agreement (nine months ended September 30, 2021: £1.8 million).

The Company entered into a collaboration agreement with Hansoh on October 14, 2021. The Company received an approximately $16 million (£10.7 million, net of taxes based on the exchange rate at the payment date) upfront payment in December 2021. The Company is eligible to receive development, regulatory and commercial milestones as well as royalties on Hansoh net product sales. During the nine months ended September 30, 2022, the Company triggered milestone payments totalling $2.0 million (£1.5 million) (nine months ended September 30, 2021: £nil). The Company recognizes the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the nine months ended September 30, 2022, the Company recognized a total of £80 thousand in revenue under this agreement (nine months ended September 30, 2021: £nil).

In December 2018, the Company entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which the Company settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, the Company licenses specified patents to Alnylam, and Alnylam pays the Company a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. The Company is eligible to receive these royalties through December 2023. The Company invoices Alnylam quarterly in arrears based on sales data for that quarter as reported to the Company by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the nine months ended September 30, 2022, the Company recognized a total of £0.4 million in royalty income from Alnylam (nine months ended September 30, 2021: £0.3 million).

Cost of Sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts. This includes salary costs that are apportioned based on time spent by employees working on these contracts as well as costs of materials and costs incurred under agreements with contract research organizations, or CROs.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs as they are incurred and classify them as contracted development, personnel and other.

Our contracted research and development expense primarily consists of:

•	costs incurred under agreements with CROs and investigative sites that conduct preclinical studies and clinical trials;
•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials; and
•	costs for materials used for in-house research and development activities.

Our research and development personnel expense primarily consists of:

•

salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials;

Other research and development expense primarily consists of:

•	costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
•	costs associated with obtaining and maintaining patents for intellectual property; and
•	depreciation of capital assets used for research and development activities.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development expenses to increase significantly for the foreseeable future as programs progress.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;
•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;
•	potential uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;
•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements, if any;
•	any significant changes in government regulation;
•	the terms and timing of any regulatory approvals;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if they are approved.

We have not historically tracked research and development expenses on a program-by-program basis for our preclinical product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services, public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expenses for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, insurance expenses, and costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United States. We anticipate that our administrative expenses will continue to increase in-line with the advancement of our research and development activities. We also expect to incur expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income (Expense)

Finance and other income primarily relates to foreign exchange gains (nine months ended September 30, 2022: £5.3 million; nine months ended September 30, 2021: £8 thousand) as well as interest earned on our cash, cash equivalents and short-term deposits. Finance and other expense primarily relates to interest expense associated with our building leases (nine months ended September 30, 2022: £34 thousand; nine months ended September 30, 2021: £86 thousand) as well as lease liability interest expense. Foreign exchange gains and losses relate to the settlement of monetary items in foreign currencies, the retranslation of monetary items, and cash held in foreign currencies (primarily Euros).

Taxation

We are subject to corporate taxation in the United Kingdom, United States and Germany. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development, or R&D, tax credits recoverable in the United Kingdom. The U.K. R&D tax credit, as described below, is fully refundable to us.

As a company that carries out extensive research and development activities, we currently benefit from the U.K. research and development tax credit regime for small or medium-sized enterprises, or SMEs. Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 33.35% of such qualifying R&D expenditures. From January 1, 2022, for credit claims in excess of £20,000, the amount of payable credit that a qualifying loss-making SME business can receive through SME research and development relief in any one year will be capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless the company actively manages its intellectual property and does not outsource more than 15% of its R&D to a related party. If such exception does not apply, this could restrict the amount of payable credit that we claim. Based on the implementation of the new rules, we do not currently expect the 2022 R&D tax claim to be restricted. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if we cease to qualify as a small or medium-sized company which is not anticipated at the time of this filing. However, should this occur in the future we may be able to file under the U.K. research and development expenditure credit, or RDEC, regime for large companies. However, the relief available under RDEC is not as favorable as that of the SME regime.

Total estimated tax losses of £155.2 million as of September 30, 2022 were available for relief against our future profits. Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £112.4 million as of September 30, 2022. However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £42.9 million of accumulated tax losses as of September 30, 2022 related to our operations in Germany. We had a foreign tax expense in Germany of £0.3m for the nine months ended September 30, 2022 (nine months ended September 30, 2021: £nil).

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. Where applicable, an amount of 20% of goods and services is added to all sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the U.K. tax authorities.

Withholding tax is payable on gross income from dividends, interest, lease of property, royalties, and other China-source passive income since the Group does not have an establishment or place of business in China.

Results of Operations

Comparison of the three and nine months ended September 30, 2022 and 2021

The following tables summarize the results of our operations for the three and nine months ended September 30, 2022 and 2021.

Consolidated Income Statements (unaudited)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
£000s (except per share information)	'£000s	'£000s	'£000s	'£000s
Revenue	3,371	3,156	12,736	9,001
Cost of sales	(2,394)	(2,052)	(7,021)	(5,414)
Gross profit	977	1,104	5,715	3,587
Research and development expenses	(8,771)	(7,916)	(27,206)	(23,541)
General and administrative expenses	(5,827)	(5,472)	(16,141)	(14,597)
Operating loss	(13,621)	(12,284)	(37,632)	(34,551)
Finance and other expenses	(34)	(64)	(34)	(86)
Finance and other income	4,329	296	5,348	8
Loss for the period before taxation	(9,326)	(12,052)	(32,318)	(34,629)
Taxation	2,223	2,123	5,592	4,653
Loss for the period after taxation	(7,103)	(9,929)	(26,726)	(29,976)
Loss per ordinary equity share (basic and diluted)	(7.2) pence	(11.1) pence	(28.8) pence	(33.8) pence

Revenue

Revenue for the three-month period ended September 30, 2022 increased by £0.2 million from the same three-month period in 2021. The growth is a result of the further advancement of the partner programs, as well as the introduction of additional programs with our partners.

For the nine months ended September 30, 2022 revenue was £12.7 million (nine months ended September 30, 2021: £9.0 million). The increase was primarily due to the AstraZeneca and Mallinckrodt collaborations which delivered £2.8 million (nine months ended September 30, 2021: £1.8 million) and £9.5 million (nine months ended September 30, 2021: £6.4 million) of revenue respectively in 2022. The increase in revenue for the Mallinckrodt collaboration was primarily due to the achievement of an additional milestone in the amount of £2.2 million ($3.0 million) as well as an increase in proportion completion for the services provided as a result of reassessment of the total expected costs for the project during the period.

Cost of Sales

Cost of sales increased £0.3 million for the three months ended September 30, 2022, as compared to the same period in 2021. This was mainly due to increased activity associated with our collaboration agreements.

Cost of sales increased £1.6 million for the nine months ended September 30, 2022, as compared to the same period in 2021. This was mainly due to the advancement of projects associated with our collaboration agreements.

Research and Development Expenses

The following table summarizes our research and development expenses for the three and nine months ended September 30, 2022 and 2021, based on their classification.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	£000s	£000s	£000s	£000s
Research and development expenses
Contracted development costs	6,038	4,171	15,232	13,084
Personnel costs	2,197	3,268	10,458	9,284
Other costs	536	477	1,516	1,173
Total	8,771	7,916	27,206	23,541

Research and development expenses increased by £0.9 million for the three months ended September 30, 2022 to £8.8 million, from £7.9 million for the three months ended September 30, 2021. This was largely due to an increase in contracted research and development expenses of £1.8 million resulting from advancement of the studies for SLN124 and SLN360 compared to the three-month period in the prior year. Personnel expenses (including payroll, consultants, share-based payment expense and recruitment fees) decreased by £1.1 million due to a correction of share-based payment misallocation between research and development and general and administrative expense.

Research and development expenses increased £3.7 million for the nine months ended September 30, 2022 which were £27.2 million, compared to £23.5 million for the nine months ended September 30, 2021. This was largely due to an increase in contracted research and development expenses of £2.1 million resulting from advancement of the studies for SLN124 and SLN360 compared to the three-month period in the prior year. Personnel expenses (including payroll, consultants, share-based payment expense and recruitment fees) increased by £1.2 million as a result of increased headcount associated with the advancement and addition of new R&D programs. The remaining increase was due to other additional R&D costs such as information technology.

General and Administrative Expenses

General and administrative expenses increased £0.4 million for the three months ended September 30, 2022, as compared to the same period in 2021, mainly due to a correction of share-based payment misallocation between research and development and general and administrative expense offset by a reduction of other administrative costs.

General and administrative expenses increased £1.5 million for the nine months ended September 30, 2022, as compared to the same period in 2021. The increase is primarily due to the growth of the organization resulting in £2.1 million in additional payroll costs, of which £0.6 million was due to a severance charge to our former CEO, who stepped down in February 2022. This amount was offset by £0.4 million decrease in consultant costs as we continue to rely less on consultants to supplement headcount.

General and administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services and public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expense for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company. We anticipate that our administrative expenses will continue to increase in the future to support our continued research and development activities of our product candidates.

Finance and Other Income

Finance and other income primarily relates to foreign exchange gains/losses from the settlement of monetary items in foreign currencies, the retranslation of monetary items, and cash held in foreign currencies. The increase of £4.0 million for the three-month period ended September 30, 2022, compared to the same period in 2021, was due to exchange rate fluctuations.

The increase of £5.3 million for the nine-month period ended September 30, 2022, compared to the same period in 2021, was due to exchange rate fluctuations.

Taxation

We have recognized U.K. research and development tax credits of £2.3 million for the three months ended September 30, 2022 as compared to £2.1 million for the three months ended September 30, 2021. We expect to receive the amount in respect of the full year 2021 in the fourth quarter of 2022.

We have recognized U.K. research and development tax credits of £6.0 million for the nine months ended September 30, 2022 as compared to £3.8 million for the nine months ended September 30, 2021.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, which is placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of September 30, 2022, we had cash, cash equivalents and term deposits of £90.0 million (December 31, 2021: £73.5 million). Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and fixed term and fixed interest rate term deposits from time to time. We have not entered into investments for trading or speculative purposes in the year ended December 31, 2021 or the nine months ended September 30, 2022. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

Our functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure. A 10% increase in the value of the pound sterling relative to the U.S. dollar or Euro would not have had a material effect on the carrying value of our net financial assets and liabilities in foreign currencies at September 30, 2022.

Counterparty, Credit and Liquidity Risk

Our cash, cash equivalents and term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We believe we have had minimal credit risk relating to our trade receivables as of September 30, 2022 and December 31, 2021, which consisted solely of amounts due from AstraZeneca, Mallinckrodt, and Hansoh.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are our critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this report.

Revenue Recognition under Collaboration Agreements

During the nine months ended September 30, 2022 and the nine months ended September 30, 2021, a significant portion of our revenue from collaboration agreements was derived from our agreements with AstraZeneca, Mallinckrodt, Takeda (through the nine months ended September 30, 2021), and Hansoh. Mallinckrodt obtained an exclusive worldwide license for three RNAi programs, AstraZeneca obtained an exclusive worldwide option to license up to ten RNAi targets and Hansoh obtained an exclusive option to license up to two targets in Greater China, Hong Kong, Macau and Taiwan and a third target worldwide.

We have out-licensed the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology to AstraZeneca in the context of a Research Collaboration, Option and License Agreement dated March 24, 2020, under which we and AstraZeneca will collaborate to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million was paid in May 2021. The license of the intellectual property and the R&D services are not distinct, as AstraZeneca cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target. We recognize revenue over the duration of the contract based on an input method based on cost to cost. The upfront payment has been allocated evenly between the ten targets on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. The upfront and milestone payments will be recognized as revenue in line with the time period over which services are expected to be provided. We anticipate initiating work on five targets in the early stages of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. Under the collaboration, utilizing our technology, we are responsible for designing siRNA molecules against gene targets selected by AstraZeneca, and for manufacturing of material to support GLP toxicology studies and phase 1 clinical trials. We and AstraZeneca will collaborate during the discovery phase, and AstraZeneca will lead clinical development and commercialization of molecules arising from the collaboration. For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. AstraZeneca has the right to terminate the agreement in its entirety or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement on a target-by-target basis in the event that AstraZeneca begins a legal or administrative proceeding challenging the patentability, validity, ownership or enforceability of our patents. Either party may terminate the agreement on a target-by-target basis upon a material breach by the other party that is not cured within a specified period after receiving written notice, or in its entirety upon giving written notice following the other party’s bankruptcy, insolvency or similar instance.

We granted an exclusive worldwide license to our complement C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets to Mallinckrodt plc, in July 2019 to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders, with Mallinckrodt exercising the option for two additional targets from us in July 2020. The license of the intellectual property and the R&D services are not distinct, as Mallinckrodt cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights). We recognize revenue over the duration of the contract based on an input method based on cost to cost.

The agreement with Mallinckrodt has four elements of consideration:

•	a fixed upfront payment, which we received in July 2019;
•	subsequent milestone payments, which are variable because they depend upon our achievement of specified development, regulatory and commercial milestones;
•	payments in respect of certain research personnel costs on an FTE, basis, which costs are variable depending on activity under the collaboration; and
•	funding for phase 1 clinical development and certain preparatory activities, including GMP manufacturing, which costs are also variable.

The upfront payment has been allocated evenly between the initial target and the optioned complement-mediated disease targets, because the compounds are at a similar stage of development, on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. The upfront payment will be recognized as revenue in line with the time period over which services are expected to be provided.

We granted an exclusive option to license two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies to Hansoh on October 15, 2021. We will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021 which has been allocated between the three targets based on geography for each option, amount of reimbursable costs for activities provided by Silence for each target, as well as a benchmarking exercise that took into account the standalone selling price per target based on similar precedent transactions that had been publicly announced by comparable companies. The upfront payment and subsequent milestone payments, which are variable and depend upon probability of achievement of specified development, regulatory and commercial milestones, will be recognized as revenue in line with the time period over which services are expected to be provided. The license of the intellectual property and the R&D services are not distinct, as Hansoh cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target. We recognize revenue over the duration of the contract based on an input method based on cost to cost.

For all the collaboration agreements listed above the cost to cost method is considered to be the best available measure of our effort during the contract period. The total cost estimate for the contract includes costs expected to be incurred during the contract period. Other variable elements of consideration will only begin to be recognized when it is considered highly probable that a significant reversal of the amounts will not occur.

For the three and nine months ended September 30, 2022 and 2021, we determined actual costs and forecast costs for the remainder of the contract. We calculated total contract costs across the contract term, including costs that will be reimbursed to us, and costs incurred to date as a percentage of total contract costs. We multiplied this percentage by the consideration deemed highly probable of not having a significant reversal, calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming highly probable that a significant reversal of revenue will not occur, a catch-up in revenue is recorded to reflect efforts already expended by us up to that point.

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued expenses related to our preclinical studies and clinical trials. In order to obtain reasonable estimates, we review open contracts and purchase orders. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with these vendors and make adjustments as needed. Examples of our accrued expenses include fees paid to CROs for services performed on preclinical studies and clinical trials and fees paid for professional services.

Recent Accounting Pronouncements

We have reviewed new IFRS standards issued and updates to existing standards in the reporting period and concluded that none of the recent pronouncements are relevant to Silence Therapeutics plc (either because they relate to standards not relevant to Silence Therapeutics plc or because they have not yet become effective; and there is currently no preference for early adoption). The group did not have to change its accounting policies or make retrospective adjustments as a result.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We have taken advantage of reduced reporting requirements in this report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Emerging Growth Company

As of the date of this filing, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to publicly traded entities that are not emerging growth companies. These exemptions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;
•

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation; and

•

an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.235 billion; (b) December 31, 2025; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. As of June 30, 2022, we did not exceed this threshold. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

Foreign Private Issuer

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, per foreign private issuer requirements.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held directly or indirectly by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

Refer to Note 2 of the condensed consolidated financial statements for additional discussion of liquidity and capital resources.

Cash Flows

The following table summarizes the results of our cash flows for the nine months ended September 30, 2022 and 2021.

	Nine months ended
	September 30, 2022	September 30, 2021
	£000s	£000s
Net cash outflow from operating activities	(32,048)	9,011
Net cash outflow from investing activities	(128)	4,224
Net cash (outflow)/inflow from financing activities	43,005	30,711
(Decrease)/increase in cash and cash equivalents	10,829	43,946

Operating activities

The decrease in net cash generated from operating activities of £32.0 million for the nine months ended September 30, 2022, from net cash inflow of £9.0 million for the nine months ended September 30, 2021 was primarily due to a £30.8 million upfront payment from AstraZeneca in the first half of 2021 offset by higher costs associated with headcount and research and development spend.

Investing activities

There was no substantial investment activity in the current period compared to a £5.0 million redemption in term deposits in the prior year leading to a decrease in net cash flows from investing activities.

Financing activities

The increase in net cash from financing activities to £43.0 million for the nine months ended September 30, 2022 (nine months ended September 30, 2021: £30.7 million) was due to the proceeds from the issuance of share capital issued in August 2022. The aggregate gross proceeds of the Offering were $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in placement agent fees and other expenses.

In the prior year, the aggregate gross proceeds of the Private Placement were $45 million (approximately £33 million) before deducting approximately £2.4 million in placement agent fees and other expenses.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least for the next twelve months.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•	the extent of success in our early preclinical and clinical-stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the outcome, timing and cost of regulatory approvals of our product candidates;
•	the cost and timing of establishing sales, marketing and distribution capabilities; and
•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.

Trend Information

Other than as disclosed elsewhere in this Report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events since September 30, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and do not currently have, any off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of September 30, 2022 and December 31, 2021.

	September 30, 2022	December 31, 2021
	£000s	£000s
Lease liability	499	137

The lease liability recognized on the balance sheet comprises the Group’s London office, which was renegotiated upon completion of the original term, with the new term beginning in September 2022. There are two short-term leases in Berlin, Germany and a lease in Hoboken, United States, not included in the lease liability above. Both leases in Berlin are on a rolling contract basis with either party being able to end the lease with a cancellation notice period of 11.5 months, while the lease in the United States is on a rolling contract basis with a notice period of one month, thus allowing exemption using the practical expedient, without significant cost.

At September 30, 2022, the Group had a gross commitment on its office rental in Berlin, Germany and the United States equal to £295k (December 31, 2021: £286k) in the next year. No amounts are payable after more than one year.

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements that generally provide for our ability to terminate on short notice. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not fixed or determinable.

RISK FACTORS

Our business has significant risks. You should carefully consider the risk factors set out in Part I, Item 3D “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2021 and the disclosures set out in this Report, including our condensed consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described are those significant or material risk factors currently known and specific to us that we believe are relevant to our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also impair our business, results of operations and financial condition.

As of and for the period ended September 30, 2022, there have been no material changes from the risk factors previously disclosed by us in Part I, Item 3D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2021.